**MUSTWATCH LLC**

**Balance Sheet**

**(Unaudited)**

| | December 31, 2020 | December 31, 2019 | December 31, 2018 |
|---|---|---|---|
| **ASSETS** | | | |
| Cash | $ 6,157.82 | $ - | $ - |
| Total current assets | 6,157.82 | - | - |
| | | | |
| App development and trademark | 31,741.00 | | |
| Total assets | $ 37,898.82 | $ - | $ - |
| **LIABILITIES AND SHAREHOLDERS' EQUITY** | | | |
| BDC Capital Loan | $ 5,000.00 | $ - | $ - |
| Loan from officer | 1,107.00 | 1,107.00 | 728.00 |
| Total current liabilities | 6,107.00 | 1,107.00 | 728.00 |
| | | | |
| Commitments and contingencies | - | - | - |
| | | | |
| Paid-in-capital | 34,021.42 | - | - |
| Accumulated deficit | (2,229.60) | (1,107.00) | (728.00) |
| Total shareholders' equity | 31,791.82 | (1,107.00) | (728.00) |
| Total liabilities and  shareholders' equity | $ 37,898.82 | $ - | $ - |